EXHIBIT 2.1
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                           Memorandum of Understanding
                                     Between
                                Nestor, Inc. and
                            Churchill Lane Associates


Nestor, Inc. ("Nestor") and Churchill Lane Associates, ("CLA") hereby agree to the following terms regarding the transfer as of the first day of July, 2002 to CLA of all rights to the royalty income (the "Income") paid to Nestor under a certain License Agreement dated February 1, 2001 and amended June 18, 2002, by and between ACI Worldwide Inc. ("ACI") and Nestor (the "Agreement").

     1. Subject to and immediately upon the execution (the "Closing") of definitive documents reasonable satisfactory to both parties and the consent (the "Consent") of ACI to the transactions contemplated therein, CLA agrees to pay $3,100,000 in cash to Nestor in consideration of the transferal to CLA by Nestor of the rights to the Income in perpetuity. No obligations or other rights of Nestor under the Agreement are to be transferred to CLA. It is the intention of the parties that such income be reported and paid directly to CLA by ACI. Nestor and CLA will use their best efforts to secure ACI's approval of this.

     2. Upon the date of execution of this MOU, CLA shall advance on or before 5:00 pm (EST) on such date a non-refundable deposit in the amount of $300,000, which shall be offset against the total amount due upon Closing.

     3. If the Closing has not occurred by 9:00am (EST) on July 19, 2002, CLA may advance on or before 5:00 pm (EST) on that date an additional non-refundable deposit of $300,000, which shall be offset against the total amount due upon Closing, to preserve their acquisition rights through August 1, 2002.

     4. Nestor agrees to provide any information and documentation reasonably requested by CLA and necessary to complete their review and documentation of the proposed transaction in a timely manner. In addition, Nestor agrees to provide CLA with occasional consulting help to assist CLA in understanding, monitoring and evaluating ACI's performance under the licensing agreement.


     5. This MOU is intended to be a binding commitment by CLA and Nestor to consummate the transactions described herein, provided, however, this MOU shall immediately terminate without any further obligations of one party to the other if: (a) ACI has by August 1, 2002, failed to give the Consent; or (b) the Closing has not occurred by July 19, 2002 and CLA has failed to make the payment set forth in section 3; or (c) on or before the Closing every non participating member of the Board of Directors of Nestor has not approved this MOU.

     6. This MOU shall be governed by and enforced under the laws of the State of Delaware (without regard to those pertaining to choice of law).

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     7.   This  MOU  contains  the  complete  agreement  of  the  parties,   and
          supercedes all prior agreements (whether written or oral), relating to its subject matter. It may only be amended by a written agreement signed by both parties. It may not be assigned by Nestor, Inc. The agreement may be assigned by CLA with the approval of Nestor, Inc., which shall not be unreasonably withheld.

For: Nestor, Inc.


By:               /s/ Nigel P. Hebborn
   --------------------------------------------------
By:        Nigel P. Hebborn, President & CEO
Dated:     July 15, 2002



For: Churchill Lane Associates



By:               /s/ Alan M. Wiener
   --------------------------------------------------
By:        Alan M. Wiener
Dated:     July 15, 2002




By:               /s/ Alvin J. Siteman
   --------------------------------------------------
By:        Alvin J. Siteman
Dated:     July 15, 2002




By:               /s/ Robert M. Carroll
   --------------------------------------------------
By:        Robert M. Carroll
Dated:     July 15, 2002


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